Exhibit 16.1
December 23, 2005
Via Facsimile
Mr. Robert Lathrop, Audit Committee Chair
Ms. Alice Voss, Chief Financial Officer
Front Range Capital Corporation
1020 Century Drive, Suite 202
Louisville, CO 80027
Dear Rob and Alice:
As we have discussed, we hereby resign as independent auditors for Front Range Capital Corporation, effective immediately.
McGladrey & Pullen, LLP

/s/ Jeffery C. Baker
Partner